Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

April 23, 2009

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MARCH 2009

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – BC FORM 53-901F, Material Change Report.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: April 23, 2009

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

February 27, 2009

Item 3.

Press Release

February 27, 2009, Vancouver, B.C.

Item 4.

Summary of Material Change

Resource update on the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 4th day of March, 2009.

OROMIN EXPLORATIONS LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

February 27, 2009	Trading Symbol: TSX – OLE OTC/BB - OLEPF Web Site: www.oromin.com

RESOURCE UPDATE AT SABODALA ADDS 860,000 INFERRED GOLD OUNCES

HIGHLIGHTS

➢

SABODALA INFERRED GOLD RESOURCES NOW TOTAL 2.26 MILLION OUNCES IN FOUR DEPOSITS REPRESENTING A 61% INCREASE FROM PREVIOUS ESTIMATE

➢

INITIAL ESTIMATE AT THE KEREKOUNDA DEPOSIT CONFIRMS HIGH-GRADE OPPORTUNITY

➢

MASATO DEPOSIT NOW EXCEEDS 1.3 MILLION OUNCES INCLUDING 0.29 MILLION OUNCES OF OXIDE RESOURCES

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to provide a resource update for the various gold deposits at their Sabodala Property in eastern Senegal.  The resource update has been completed for the Masato, Golouma West, Golouma South and Kerekounda deposits and is in progress for the Niakafiri and Maki Medina deposits. The resource estimate update has outlined an inferred mineral resource containing 2.26 million ounces of gold.  This represents a 61% increase over the initial resource estimate completed in July of 2008 which outlined an inferred mineral resource of 1.40 million ounces of gold at the Golouma West, Golouma South and Masato Deposits (see July 24, 2008 Press Release).

The following table outlines the inferred mineral resources based on drilling to the end of 2008:

Inferred Mineral Resource Estimate
Deposit	Cut-off grade Au (g/t)	In-situ Tonnage	In-situ grade Au (g/t)	Contained Metal Au (ozs.)
Golouma West Golouma South Kerekounda*	0.5 0.5 4.0	6,900,000 2,400,000 400,000	2.55 3.52 7.81	570,000 270,000 100,000
GOLOUMAS TOTAL	As above	9,700,000	3.01	940,000

MASATO	0.5	35,400,000	1.16	1,320,000

*For the purpose of this initial resource estimate for Kerekounda, the assays were conservatively capped at 30 g/t due to the sparsity of the data available at the time of the estimate. The mineral resource estimate for Kerekounda is reported at a cut-off grade of  4.0 g/t in view of its potential for underground mining.  As an example of the high-grade nature at the Kerekounda deposit, previously released results include 48.68 g/t gold over 4 metres in DH-367 and 52.61 g/t gold over 9 metres in DH-360.

This National Instrument 43-101 compliant Mineral Resource Estimate update has been prepared by Lions Gate Geological Consulting Inc. (LGGC).  All grade interpolation has been carried out using Inverse Distance Squared methodology into 3-dimensional block models.  Ali Shahkar, P. Eng., of LGGC is the Qualified Person responsible for this estimate update.

Kerekounda Deposit – A new high-grade deposit

The initial inferred resource estimated from diamond and RC drilling completed to the end of 2008 at Kerekounda was based on 27 drill holes along a 250-metre strike extent to a depth of approximately 200 metres.  Since December and subsequent to this resource estimate, an additional 47 drill holes have been drilled at Kerekounda extending the mineralized zone from 250 to 500 metres along strike and from a depth of  200 metres to  300 metres down dip.  Nearly identical alteration and mineralization is being observed in the majority of the new drill holes including the three deepest holes (DH-426, DH-427 and DH-428) designed as down-dip tests ranging from 55 to 130 metres down dip from previous intersections of the Kerekounda mineralization.  All three of these deep core holes intersected the Kerekounda style veining and alteration at predicted depths, with thicknesses of up to 13-metre core length.  Visible gold was observed in all three of these drill holes.  Due to the encouraging results to date, drill rigs have been dedicated to completing tightly-spaced in-fill and step-out drilling at Kerekounda.

Masato Deposit – 1.3 million ounces with possible heap leach potential

Since the initial NI 43-101 resource estimation was undertaken, the majority of Oromin’s drilling has been at the Masato Deposit where 170 holes were completed in addition to the 146 utilized previously.  Results from this more recent drilling has been one of the factors that has pushed the inferred resource at Masato over 1.3 million ounces, of which 0.29 million ounces (7.6 million tons grading 1.18g/t gold) are near surface oxide resources.  In addition to current metallurgical test work being conducted on samples of the sulphide mineralization at Masato, Oromin has initiated a metallurgical evaluation of the oxide portion of the Masato resource to determine whether heap leaching is a viable option for treating near surface material.  Please refer to the attached schedule to note the grade improvement at Masato utilizing a 0.75 and 1.0 g/t gold cut-off grade.

Golouma Deposits, (including Kerekounda) – Approaching 1 million ounces at 3.01 g/t gold grade

The updated resource estimate has resulted in a 12 % and 30% increase in ounces at the Golouma West and Golouma South Gold Deposits respectively, in addition to improving the overall grade for these two key deposits.

Chet Idziszek, President and CEO, stated, “We are of course extremely pleased with the additions to the resource base attained by our drilling since last year’s initial estimate.  In eight months, May through December 2008, we have established a 61% increase – that is, 860,000 more ounces of gold.

“Our Masato resource has grown now to 1.3 million ounces.  This is an excellent development at Masato where we now see an opportunity for low-cost heap-leach processing of a considerable portion of the deposit.

“Our new estimate includes for the first time resources from Kerekounda.  This is developing as a substantial target with high gold grades which could support an underground mine, and contribute to early cash flows and more rapid payback.  Clearly we are very happy to be dedicating more drill-rig time and budgets to this fourth deposit.

“This report is based on drilling through December 2008.  Vigorous drill programs continue, and we look forward to ongoing results and our next resource update.”

Ali Shahkar, P. Eng., of Lions Gate Geological Consulting Ltd., a “qualified person” for the purposes of National Instrument 43-101, has verified the data disclosed in this news release.  William Bond, P. Geo., also a “qualified person” for the purposes of National Instrument 43-101, has supervised geologic field procedures.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”

Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.  Readers are advised not to place undue reliance on forward-looking statements.

Schedule

MASATO DEPOSIT

CUT-OFF GRADE	IN-SITU TONNAGE	IN-SITU GRADE	CONTAINED METAL
Au (g/t)	(Mt)	Au (g/t)	Au (M ozs)
0.30	46.3	0.98	1.46
0.50	35.4	1.16	1.32
0.75	23.5	1.44	1.09
1.00	15.4	1.74	0.86